2/23

04010053

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Commerzbank AG

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 24 2004
THOMSON FINANCIAL

FILE NO. 82- 2523 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
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DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 2/24/04

financial statements according to international accounting standards / international financial reporting standards

COMMERZBANK GROUP AS OF DECEMBER 31, 2003

COMMERZBANK

ABRIDGED, UNAUDITED VERSION

Consolidated financial statements as of December 31, 2003

Our consolidated financial statements as of December 31, 2003 were prepared in accordance with the directives 83/349/EEC (directive on consolidated financial statements) and 86/635/EEC (directive on annual accounts of banks) on the basis of the International Accounting Standards (IASs) or International Financial Reporting Standards (IFRSs), approved and published by the International Accounting Standards Board (IASB). Here, we make use of the exemption granted under Art. 292a, German Commercial Code – HGB from the need to prepare financial statements in accordance with German accounting principles.

The rules applied for accounting and measurement as well as extensive notes are presented in our annual report for the 2003 financial year. The annual report will be available as from March 24, 2004.

highlights of commerzbank group

	2003	2002
Income statement		
Operating profit (€ m)	559	192
Pre-tax profit/loss (€ m)	–1,980	–372
Net loss (€ m)	–2,320	–298
Net loss per share (€)	–4.26	–0.56
Operative return on equity (%)	4.9	1.6
Cost/income ratio in operative business (%)	73.3	77.3
Pre-tax return on equity (%)	–17.4	–3.1

	31.12.2003	31.12.2002
Balance sheet		
Balance-sheet total (€ bn)	381.6	422.1
Risk-weighted assets according to BIS (€ bn)	140.8	160.2
Equity as shown in balance sheet (€ bn)	9.1	8.8
Own funds as shown in balance sheet (€ bn)	18.7	19.3
BIS capital ratios		
Core capital ratio, excluding market-risk position (%)	7.6	7.5
Core capital ratio, including market-risk position (%)	7.3	7.3
Own funds ratio (%)	13.0	12.3
Commerzbank share		
Number of shares issued (million units)	597.9	542.2
Share price (€, 1.1.–31.12.) high	17.58	21.29
low	5.33	5.04
Book value per share[1] (€)	17.37	18.98
Market capitalization (€ bn)	9.3	4.0
Staff		
Germany	25,426	28,603
Abroad	6,951	7,963
Total	32,377	36,566
Short/long-term rating		
Moody's Investors Service, New York	P-1/A2	P-1/A2
Standard & Poor's, New York	A-2/A-	A-2/A-
Fitch Ratings, London	F2/A-	F2/A-

1) excluding cash flow hedges

consolidated income statement

	Notes	1.1.–31.12.2003 € m	1.1.–31.12.2002 € m	Change in %
Net interest income	(1)	2,776	3,133	–11.4
Provision for possible loan losses	(2)	–1,084	–1,321	–17.9
Net interest income after provisioning		1,692	1,812	–6.6
Net commission income	(3)	2,136	2,120	0.8
Net result on hedge accounting		40	–56	.
Trading profit	(4)	737	544	35.5
Net result on investments and securities portfolio (available for sale)	(5)	291	–11	.
Operating expenses	(6)	4,511	5,155	–12.5
Other operating result	(7)	174	938	–81,4
Operating profit		**559**	**192**	.
Regular amortization of goodwill		110	108	1.9
Profit from ordinary activities before expenses arising from special factors and restructuring expenses		**449**	**84**	.
Expenses arising from special factors	(8)	2,325	247	.
Restructuring expenses	(9)	104	209	50.2
Profit from ordinary activities after expenses arising from special factors and restructuring expenses		**–1,980**	**–372**	.
Extraordinary profit		–	–	–
Pre-tax profit		**–1,980**	**–372**	.
Taxes on income		249	–103	.
After-tax profit		**–2,229**	**–269**	.
Profit/loss attributable to minority interests		–91	–29	.
Net loss for the year		**–2,320**	**–298**	.

Appropriation of profit	2003 € m	2002 € m
Net loss for the year	–2,320	–298
Transfer from capital reserve/retained earnings	2,320	352
Consolidated profit/loss	**0**	**54**

Commerzbank Aktiengesellschaft did not achieve a distributable profit in the 2003 financial year. As a result, no distribution will be made.

Basic earnings per share	2003 €	2002 €
Loss per share	–4.26	–0.56

The calculation of the loss per share according to IAS is based on the net loss for the year, with minority interests not taken into consideration. The diluted loss per share is identical to the loss per share, since – as in the previous year – no conversion or option rights were outstanding on the balance-sheet date and consequently there was no dilution effect.

Consolidated income statement (quarter-on-quarter comparison)

	4th quarter		3rd quarter	
€ m	**2003**	**2002**	**2003**	**2002**
Net interest income	663	678	662	721
Provision for possible loan losses	–256	–323	–273	–436
Net interest income after provisioning	407	355	389	285
Net commission income	591	490	509	501
Net result on hedge accounting	3	–54	12	–21
Trading profit	121	91	107	36
Net result on investments and securities portfolio	68	368	64	–531
Operating expenses	1,113	1,220	1,078	1,229
Other operating result	15	2	98	884
Operating profit	**92**	**32**	**101**	**–75**
Regular amortization of goodwill	21	25	29	26
Profit from ordinary activities before expenses arising from special factors and restructuring expenses	**71**	**7**	**72**	**–101**
Expenses arising from special factors	–	247	2,325	–
Restructuring expenses	–	177	–	32
Profit from ordinary activities after expenses arising from special factors and restructuring expenses	**71**	**–417**	**–2,253**	**–133**
Extraordinary profit	–	–	–	–
Pre-tax profit	**71**	**–417**	**–2,253**	**–133**
Taxes on income	139	–141	30	–20
After-tax profit	**–68**	**–276**	**–2,283**	**–113**
Profit/loss attributable to minority interests	–20	33	–22	–16
Net loss/profit for the year	**–88**	**–243**	**–2,305**	**–129**

Consolidated income statement (quarter-on-quarter comparison)

	2nd quarter		1st quarter	
€ m	**2003**	**2002**	**2003**	**2002**
Net interest income	746	861	705	873
Provision for possible loan losses	–303	–308	–252	–254
Net interest income after provisioning	443	553	453	619
Net commission income	516	554	520	575
Net result on hedge accounting	15	51	10	–32
Trading profit	278	104	231	313
Net result on investments and securities portfolio	54	60	105	92
Operating expenses	1,141	1,308	1,179	1,398
Other operating result	29	40	32	12
Operating profit	**194**	**54**	**172**	**181**
Regular amortization of goodwill	30	29	30	28
Profit from ordinary activities before expenses arising from special factors and restructuring expenses	**164**	**25**	**142**	**153**
Expenses arising from special factors	–	–	–	–
Restructuring expenses	–	–	104	–
Profit from ordinary activities after expenses arising from special factors and restructuring expenses	**164**	**25**	**38**	**153**
Extraordinary profit	–	–	–	–
Pre-tax profit	**164**	**25**	**38**	**153**
Taxes on income	78	6	2	52
After-tax profit	**86**	**19**	**36**	**101**
Profit/loss attributable to minority interests	–16	–17	–33	–29
Net loss/profit for the year	**70**	**2**	**3**	**72**

Consolidated income statement (breakdown, by quarter)

	Total	4th quarter	3rd quarter	2nd quarter	1st quarter
€ m	2003		2003		
Net interest income	2,776	663	662	746	705
Provision for possible loan losses	-1,084	-256	-273	-303	-252
Net interest income after provisioning	1,692	407	389	443	453
Net commission income	2,136	591	509	516	520
Net result on hedge accounting	40	3	12	15	10
Trading profit	737	121	107	278	231
Net result on investments and securities portfolio	291	68	64	54	105
Operating expenses	4,511	1,113	1,078	1,141	1,179
Other operating result	174	15	98	29	32
Operating profit	**559**	**92**	**101**	**194**	**172**
Regular amortization of goodwill	110	21	29	30	30
Profit from ordinary activities before expenses arising from special factors and restructuring expenses	**449**	**71**	**72**	**164**	**142**
Expenses arising from special factors	2,325	–	2,325	–	–
Restructuring expenses	104	–	–	–	104
Profit from ordinary activities after expenses arising from special factors and restructuring expenses	**-1,980**	**71**	**-2,253**	**164**	**38**
Extraordinary profit	–	–	–	–	–
Pre-tax profit	**-1,980**	**71**	**-2,253**	**164**	**38**
Taxes on income	249	139	30	78	2
After-tax profit	**-2,229**	**-68**	**-2,283**	**86**	**36**
Profit/loss attributable to minority interests	-91	-20	-22	-16	-33
Net loss/profit for the year	**-2,320**	**-88**	**-2,305**	**70**	**3**

Consolidated income statement (breakdown, by quarter)

	Total	4th quarter	3rd quarter	2nd quarter	1st quarter
€ m	2002		2002		
Net interest income	3,133	678	721	861	873
Provision for possible loan losses	–1,321	–323	–436	–308	–254
Net interest income after provisioning	1,812	355	285	553	619
Net commission income	2,120	490	501	554	575
Net result on hedge accounting	–56	–54	–21	51	–32
Trading profit	544	91	36	104	313
Net result on investments and securities portfolio	–11	368	–531	60	92
Operating expenses	5,155	1,220	1,229	1,308	1,398
Other operating result	938	2	884	40	12
Operating profit	**192**	**32**	**–75**	**54**	**181**
Regular amortization of goodwill	108	25	26	29	28
Profit from ordinary activities before expenses arising from special factors and restructuring expenses	**84**	**7**	**–101**	**25**	**153**
Expenses arising from special factors	247	247	–	–	–
Restructuring expenses	209	177	32	–	–
Profit from ordinary activities after expenses arising from special factors and restructuring expenses	**–372**	**–417**	**–133**	**25**	**153**
Extraordinary profit	–	–	–	–	–
Pre-tax profit	**–372**	**–417**	**–133**	**25**	**153**
Taxes on income	–103	–141	–20	6	52
After-tax profit	**–269**	**–276**	**–113**	**19**	**101**
Profit/loss attributable to minority interests	–29	33	–16	–17	–29
Net loss/profit for the year	**–298**	**–243**	**–129**	**2**	**72**

consolidated balance sheet

Assets	Notes	31.12.2003 € m	31.12.2002 € m	Change in %
Cash reserve		7,429	8,466	–12.2
Claims on banks	(11, 13)	51,657	54,343	–4.9
Claims on customers	(12, 13)	138,438	148,514	–6.8
Provision for possible loan losses	(14)	–5,510	–5,376	2.5
Positive fair values from derivative hedging instruments		2,552	3,131	–18.5
Assets held for dealing purposes	(15)	87,628	117,192	–25.2
Investments and securities portfolio	(16)	87,842	84,558	3.9
Intangible assets	(17)	802	1,151	–30.3
Fixed assets	(18)	2,063	2,505	–17.6
Tax assets		6,038	5,995	0.7
Other assets	(19)	2,646	1,655	59.9
Total		**381,585**	**422,134**	**–9.6**

Liabilities and equity	Notes	31.12.2003 € m	31.12.2002 € m	Change in %
Liabilities to banks	(20)	95,249	114,984	–17.2
Liabilities to customers	(21)	100,000	95,700	4.5
Securitized liabilities	(22)	83,992	92,732	–9.4
Negative fair values from derivative hedging instruments		5,932	5,696	4.1
Liabilities from dealing activities	(23)	67,014	83,238	–19.5
Provisions	(24)	3,307	3,528	–6.3
Tax liabilities		4,495	3,664	22.7
Other liabilities	(25)	2,911	3,285	–11.4
Subordinated capital	(26)	8,381	9,237	–9.3
Minority interests		1,213	1,262	–3.9
Equity of Commerzbank Group		9,091	8,808	3.2
Subscribed capital		1,545	1,378	12.1
Capital reserve		4,475	6,131	–27.0
Retained earnings		3,286	3,268	0.6
Revaluation reserve		1,240	–769	·
Measurement of cash flow hedges		–1,236	–1,248	–1.0
Reserve arising from currency translation		–219	–6	·
Consolidated profit/loss		–	54	·
Total		**381,585**	**422,134**	**–9.6**

statement of changes in equity

€ m	Subscribed capital	Capital reserve	Retained earnings	Revaluation reserve	Valuation of cash flow hedges	Reserve from currency translation	Consolidated profit/loss	Total
Equity as of 1.1.2003	**1,378**	**6,131**	**3,268**	**–769**	**–1,248**	**–6**	**54**	**8,808**
Capital increase	139	603						742
Issue of shares to employees	6	8						14
Transfer from capital reserve		–2,320						–2,320
Dividend payment							–54	–54
Net changes in revaluation reserve				2,009				2,009
Net changes arising from cash flow hedges					12			12
Purchase of treasury shares	22	53						75
Changes in companies included in consolidation and other changes			18			–213		–195
Equity as of 31.12.2003	**1,545**	**4,475**	**3,286**	**1,240**	**–1,236**	**–219**	**0**	**9,091**

As of December 31, 2003, the subscribed capital of Commerzbank Aktiengesellschaft stood at €1,554m pursuant to the Bank's articles of association; it was divided into 597,858,005 no-par-value shares (notional value per share: €2.60). After the 3,489,912 treasury shares held by the Bank on December 31, 2003, are deducted, its subscribed capital amounts to €1,545m.

The Bank made use of the authorization resolved by the Annual General Meeting of May 30, 2003 to purchase its own shares for the purpose of securities trading, pursuant to Art. 71, (1), no. 7, German Stock Corporation Act – AktG. Gains and losses from trading in the Bank's own shares do not appear in the income statement.

No use was made in the 2003 financial year of the resolution of the Annual General Meeting of May 30, 2003, authorizing the Bank to repurchase its own shares pursuant to Art. 71, (1), no. 8, AktG, for purposes other than securities trading.

Other changes in retained earnings, the revaluation reserve and the valuation of cash flow hedges relate to changes in equity at associated companies which, in accordance with IAS 28, have to be shown on a pro-rata basis with no effect on the net profit.

Changes in minority interests

€ m	Minority interests	Revaluation reserve	Valuation of cash flow hedges	Reserve from currency translation	Gains/ losses	**Total**
Minority interests as of 1.1.2003	**1,043**	**334**	**–132**	**–12**	**29**	**1,262**
Capital increases	17					17
Allocation from profit/loss offsetting from net for the year	–21				21	0
Takeover of minority interests by the Group	–85	2		–5		–88
Distributions					–50	–50
Profits/losses 2003					91	91
Net changes in revaluation reserve		–23				–23
Net changes arising from cash flow hedges			9			9
Changes in companies included in consolidation and other changes	24			–29		–5
Minority interests as of 31.12.2003	**978**	**313**	**–123**	**–46**	**91**	**1,213**

The takeover of minority interests related to the increase in our shareholding in BRE Bank from 50.0% to 72.16%.

Notes to the income statement

(1) Net interest income

	2003 € m	2002 € m	Change in %
Interest income from lending and money-market transactions and also from available-for-sale securities portfolio	11,396	17,681	–35.5
Dividends from securities	104	84	23.8
Current result from investments, investments in associated companies and holdings in subsidiaries	176	178	–1.1
Current income from leasing	91	89	2.2
Interest received	*11,767*	*18,032*	*–34.7*
Interest paid for subordinated capital and securitized and other liabilities	8,929	14,875	–40.0
Current expenses from leasing	62	24	.
Interest paid	*8,991*	*14,899*	*–39.7*
Total	**2,776**	**3,133**	**–11.4**

(2) Provision for possible loan losses

	2003 € m	2002 € m	Change in %
Allocations	–1,562	–1,974	–20.9
Reversals of provisions	597	690	–13.5
Balance of direct write-downs and amounts received on written-down claims	–119	–37	.
Total	**–1,084**	**–1,321**	**–17.9**

Excluding the RHEINHYP Group, provisioning amounted to €1,252m in 2002.

(3) Net commission income

	2003 € m	2002 € m	Change in %
Securities transactions	802	823	–2.6
Asset management	509	511	–0.4
Payments and foreign commercial business	388	346	12.1
Guarantees	134	140	–4.3
Income from syndicated business	94	80	17.5
Sundry net commission income	209	220	–5.0
Total	**2,136**	**2,120**	**0.8**

Net commission income includes €369m (previous year: €295m) of commissions paid.

(4) Trading profit

	2003	2002	Change
	€ m	€ m	in %
Net result on proprietary trading	841	565	48.8
Net result on the measurement of derivative financial instruments	–104	–21	.
Total	**737**	**544**	**35.5**

(5) Net result on investments and securities portfolio

	2003	2002	Change
	€ m	€ m	in %
Result on available-for-sale securities and claims not originated by the Bank	174	–50	.
Result on disposals and measurement of investments, investments in associated companies and holdings in subsidiaries	117	39	.
Total	**291**	**–11**	.

(6) Operating expenses

	2003	2002	Change
	€ m	€ m	in %
Personnel expenses	2,442	2,679	–8.8
Other expenses	1,594	1,909	–16.5
Current depreciation on fixed assets and other intangible assets	475	567	–16.2
Total	**4,511**	**5,155**	**–12.5**

(7) Other operating result

	2003	2002	Change
	€ m	€ m	in %
Other operating income	582	1,370	–57.5
Other operating expenses	408	432	–5.6
Total	**174**	**938**	**–81.4**

(8) *Expenses arising from special factors*

	2003 € m	2002 € m	Change in %
Value adjustments to the financial assets and participations portfolio, including the costs of cancelling their funding	2,325	247	.
Total	**2,325**	**247**	.

We made the value adjustments to our portfolio of financial assets and participations following the outcome of an impairment test. For the impairment test, we have drawn upon all the available information (market prices, annual and interim financial accounts, ratings, analysts' opinions, etc.). On principle, a – possibly protracted – weak market price in itself does not lead to an impairment in accordance with the principles we apply. All the same, our expectations as regards a recovery in value have not been realized. We therefore now assume an impairment of value. Against this background, we saw ourselves obliged to make value adjustments on the scale of €2.3bn to major parts of our portfolio of financial assets and industrial share-holdings.

(9) Restructuring expenses

	2003 € m	2002 € m	Change in %
Expenses for restructuring measures introduced	104	209	–50.2
Total	**104**	**209**	**–50.2**

In March 2003, we decided to launch the second cost-cutting initiative. As part of this project, procedures are to be streamlined and made more efficient by means of a series of concrete individual measures at both head office and various subsidiaries. In addition, it was resolved to discontinue various uneconomical activities. The expenses incurred through these measures to reduce personnel and related other expenses come to €104m.

(10) Segment reporting

2003 financial year € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banking	Others and consolidation	**Total**
Net interest income	1,075	–17	1,596	62	238	273	–451	2,776
Provision for possible loan losses	–159	–	–885	–	–	–40	–	–1,084
Net interest income after provisioning	916	–17	711	62	238	233	–451	1,692
Net commission income	911	436	726	96	–1	–12	–20	2,136
Net result on hedge accounting	–	1	–	–	–1	40	–	40
Trading profit	4	12	30	783	8	–127	27	737
Net result on investments and securities portfolio	5	12	55	10	32	142	35	291
Other operating result	13	–9	64	–16	–	–2	124	174
Income, total	*1,849*	*435*	*1,586*	*935*	*276*	*274*	*–285*	*5,070*
Operating expenses	1,591	345	1,231	932	56	32	324	4,511
Operating profit	**258**	**90**	**355**	**3**	**220**	**242**	**–609**	**559**
Regular amortization of goodwill	–	77	9	1	–	18	5	110
Expenses arising from special factors	–	–	–	–	–	–	2,325	2,325
Restructuring expenses	–	8	25	34	–	–	37	104
Pre-tax profit	**258**	**5**	**321**	**–32**	**220**	**224**	**–2,976**	**–1,980**
Average equity tied up	**1,804**	**639**	**5,154**	**995**	**108**	**888**	**1,769**	**11,357**
Operative return on equity (%)	**14.3**	**14.1**	**6.9**	**0.3**	**203.7**	**27.3**	**.**	**4.9**
***Cost/income ratio in* operative business (%)**	**79.2**	**79.3**	**49.8**	**99.7**	**20.3**	**10.2**	**.**	**73.3**
Return on equity of pre-tax profit (%)	**14.3**	**0.8**	**6.2**	**–3.2**	**203.7**	**25.2**	**.**	**–17.4**
Staff (average no.)	10,726	1,598	9,335	1,374	42	156	9,667	32,898

2002 financial year € m	Retail banking	Asset management	Corporate customers and institutions	Securities	Group Treasury	Mortgage banking	Others and consolidation	**Total**
Net interest income	1,156	–19	2,011	95	214	444	–768	3,133
Provision for possible loan losses	–150	–	–1,068	–	–	–103	–	–1,321
Net interest income after provisioning	1,006	–19	943	95	214	341	–768	1,812
Net commission income	809	508	606	229	–	–32	–	2,120
Net result on hedge accounting	–	–	–3	–	26	–79	–	–56
Trading profit	–	–6	120	500	–25	12	–57	544
Net result on investments *and securities portfolio*	1	–6	–15	–7	24	128	–136	–11
Other operating result	24	17	93	4	–	22	778	938
Income, total	*1,840*	*494*	*1,744*	*821*	*239*	*392*	*–183*	*5,347*
Operating expenses	1,787	481	1,291	1,117	70	111	298	5,155
Operating profit	**53**	**13**	**453**	**–296**	**169**	**281**	**–481**	**192**
Regular amortization of goodwill	–	86	5	–	–	12	5	108
Expenses arising from special factors	–	247	–	–	–	–	–	247
Restructuring expenses	97	10	8	52	–	–	42	209
Pre-tax profit	**–44**	**–330**	**440**	**–348**	**169**	**269**	**–528**	**–372**
Average equity tied up	**1,644**	**799**	**5,339**	**1,302**	**168**	**1,931**	**688**	**11,871**
Operative return on equity (%)	**3.2**	**1.6**	**8.5**	**–22.7**	**100.6**	**14.6**	**.**	**1.6**
Cost/income ratio in operative business (%)	**89.8**	**97.4**	**45.9**	**136.1**	**29.3**	**22.4**	**.**	**77.3**
Return on equity of pre-tax profit (%)	**–2.7**	**–41.3**	**8.2**	**–26.7**	**100.6**	**13.9**	**.**	**–3.1**
Staff (average no.)	12,159	2,252	9,614	1,510	83	657	10,175	36,450

Notes to the balance sheet

(11) Claims on banks

	31.12.2003 € m	31.12.2002 € m	Change in %
due on demand	16,973	13,796	23.0
other claims	34,684	40,547	–14.5
with a remaining lifetime of			
less than three months	20,946	26,136	–19.9
more than three months, but less than one year	6,956	5,670	22.7
more than one year, but less than five years	3,298	4,433	–25.6
more than five years	3,484	4,308	–19.1
Total	**51,657**	**54,343**	**–4.9**
of which: reverse repos	20,880	21,076	–0.9

(12) Claims on customers

	31.12.2003 € m	31.12.2002 € m	Change in %
with indefinite remaining lifetime	18,015	17,110	5.3
other claims	120,423	131,404	–8.4
with a remaining lifetime of			
less than three months	24,731	34,124	–27.5
more than three months, but less than one year	15,402	14,243	8.1
more than one year, but less than five years	31,631	32,638	–3.1
more than five years	48,659	50,399	–3.5
Total	**138,438**	**148,514**	**–6.8**
of which: reverse repos	7,746	8,992	–13.9

(13) Total lending

	31.12.2003 € m	31.12.2002 € m	Change in %
Loans to banks[1]	10,759	10,223	5.2
Claims on customers[1]	130,692	139,522	–6.3
Bills discounted	338	347	–2.6
Claims not originated by the Bank[2]	22,918	21,379	7.2
Total	**164,707**	**171,471**	**–3.9**

1) excluding reverse repos; 2) included in investments and securities portfolio.

(14) Provision for possible loan losses

Development of provisioning	2003 € m	2002 € m	Change in %
As of January 1	**5,705**	**5,946**	**–4.1**
Allocations	1,562	1,974	–20.9
Deductions	1,296	1,470	–11.8
Utilized	699	780	–10.4
Reversals	597	690	–13.5
Changes in the list of consolidated companies	7	–550	.
Exchange-rate changes/transfers	–124	–195	–36.4
As of December 31	**5,854**	**5,705**	**2.6**

With direct write-downs and amounts received on written-down claims taken into consideration, the allocations and reversals have given rise to provision in the income statement of €1,084m for lending risks (previous year: €1,321m) (see Note 2).

Level of provisioning	31.12.2003 € m	31.12.2002 € m	Change in %
Individual value allowances	5,162	4,991	3.4
Country value allowances	48	71	–32.4
General value allowances	300	314	–4.5
Provisioning for balance-sheet items	**5,510**	**5,376**	**2.5**
Provisions in lending business	344	329	4.6
Total	**5,854**	**5,705**	**2.6**

After conservatively valued security in an amount of €1,857m had been deducted, the value-adjusted claims producing neither interest nor income amounted to €5,220m (31.12.2002: €5,163m).

(15) Assets held for dealing purposes

	31.12.2003 € m	31.12.2002 € m	Change in %
Bonds, notes and other fixed-income securities	19,099	35,148	–45.7
Shares and other variable-yield securities	8,510	5,412	57.2
Promissory notes held for trading purposes	559	515	8.5
Positive fair values from derivative financial instruments	59,460	76,117	–21.9
Total	**87,628**	**117,192**	**–25.2**

(16) Investments and securities portfolio (available-for-sale financial assets)

	31.12.2003 €m	31.12.2002 €m	Change in %
Claims on banks and customers not originated by the Bank	22,918	21,379	7.2
Bonds, notes and other fixed-income securities	56,311	53,400	5.5
Shares and other variable-yield securities	2,013	1,999	0.7
Investments	3,783	3,629	4.2
Investments in associated companies	2,300	3,584	–35.8
Holdings in subsidiaries	517	567	–8.8
Total	**87,842**	**84,558**	**3.9**

(17) Intangible assets

	31.12.2003 €m	31.12.2002 €m	Change in %
Goodwill	690	1,040	–33.7
Other intangible assets	112	111	0.9
Total	**802**	**1,151**	**–30.3**

(18) Fixed assets

	31.12.2003 €m	31.12.2002 €m	Change in %
Land and buildings	877	709	23.7
Office furniture and equipment	1,010	1,417	–28.7
Leased equipment	176	379	–53.6
Total	**2,063**	**2,505**	**–17.6**

(19) Other assets

	31.12.2003 €m	31.12.2002 €m	Change in %
Collection items	385	284	35.6
Precious metal portfolios	464	373	24.4
Sundry assets (including deferred items)	1,797	998	80.1
Total	**2,646**	**1,655**	**59.9**

(20) Liabilities to banks

	31.12.2003 € m	31.12.2002 € m	Change in %
due on demand	17,441	13,108	33.1
with remaining lifetime of	77,808	101,876	–23.6
less than three months	47,845	76,792	-37.7
more than three months, but less than one year	13,031	10,703	21.8
more than one year, but less than five years	5,414	4,846	11.7
more than five years	11,518	9,535	20.8
Total	**95,249**	**114,984**	**–17.2**
of which: repos	19,111	27,913	-31.5

(21) Liabilities to customers

	31.12.2003 € m	31.12.2002 € m	Change in %
Savings deposits	12,273	12,073	1.7
with agreed period of notice of			
three months	11,556	11,262	2.6
more than three months	717	811	–11.6
Other liabilities to customers	87,727	83,627	4.9
due on demand	34,294	33,108	3.6
with agreed remaining lifetime of	53,433	50,519	5.8
less than three months	41,184	36,558	12.7
more than three months, but less than one year	3,029	4,376	-30.8
more than one year, but less than five years	2,702	3,196	–15.5
more than five years	6,518	6,389	2.0
Total	**100,000**	**95,700**	**4.5**
of which: repos	13,252	9,746	36.0

(22) Securitized liabilities

	31.12.2003 € m	31.12.2002 € m	Change in %
Bonds and notes outstanding	71,100	74,905	-5.1
Money-market instruments outstanding	12,680	17,502	-27.6
Own acceptances and promissory notes outstanding	212	325	–34.8
Total	**83,992**	**92,732**	**-9.4**

Remaining lifetimes of securitized liabilities	31.12.2003 € m	31.12.2002 € m	Change in %
due on demand	78	23	.
with agreed remaining lifetime of	83,914	92,709	–9.5
less than three months	18,023	20,996	–14.2
more than three months, but less than one year	13,196	18,094	–27.1
more than one year, but less than five years	34,555	34,683	–0.4
more than five years	18,140	18,936	–4.2
Total	**83,992**	**92,732**	**–9.4**

(23) Liabilities from dealing activities

	31.12.2003 € m	31.12.2002 € m	Change in %
Currency-based transactions	11,761	10,978	7.1
Interest-based transactions	43,058	58,982	–27.0
Delivery commitments arising from short sales of securities	8,389	8,131	3.2
Sundry transactions	3,806	5,147	–26.1
Total	**67,014**	**83,238**	**–19.5**

(24) Provisions

	31.12.2003 € m	31.12.2002 € m	Change in %
Provisions for pensions and similar commitments	1,432	1,516	–5.5
Other provisions	1,875	2,012	–6.8
Total	**3,307**	**3,528**	**–6.3**

The assets of €139m invested in a pension fund were deducted in the 2003 financial year from the provisions for pensions and similar commitments. A year previously, no allocation had yet been made to this pension fund.

(25) Other liabilities

	31.12.2003 € m	31.12.2002 € m	Change in %
Effects of measuring hedged subordinated capital items (IAS 39)	735	820	–10.4
Deferred interest expenses for subordinated capital	295	324	–9.0
Sundry liabilities, including deferred items	1,881	2,141	–12.1
Total	**2,911**	**3,285**	**–11.4**

(26) Subordinated capital

	31.12.2003 € m	31.12.2002 € m	Change in %
Subordinated liabilities	5,958	6,845	–13.0
Profit-sharing rights outstanding	2,423	2,392	1.3
Total	**8,381**	**9,237**	**–9.3**

Other notes

(27) Risk-weighted assets and capital ratios as defined by the Basle capital accord (BIS)

	31.12.2003 € m	31.12.2002 € m	Change in %
Core capital	10,257	11,691	–12.3
Supplementary capital	7,868	7,762	1.4
Total liable capital	**18,125**	**19,453**	**–6.8**
Tier III capital	125	209	–40.2
Eligible own funds	**18,250**	**19,662**	**–7.2**

as of 31.12.2003	**Capital charges in %**						**Total**
€ m	100	50	25	20	10	4	
Balance-sheet business	91,455	5,709	–	11,020	–	–	108,184
Traditional off-balance-sheet business	4,748	14,946	11	571	344	47	20,667
Derivatives business in investment portfolio	–	2,578	–	4,400	–	–	6,978
Risk-weighted assets, total	**96,203**	**23,233**	**11**	**15,991**	**344**	**47**	**135,829**

Risk-weighted market-risk position multiplied by 12.5	5,000
Total items to be risk-weighted	140,829
Eligible own funds	18,250
Core capital ratio (excluding market-risk position)	7.6
Core capital ratio (including market-risk position)	7.3
Own funds ratio (including market-risk position)	13.0

as of 31.12.2002	Capital charges in %						Total
€ m	100	50	25	20	10	4	
Balance-sheet business	105,733	6,265	–	10,562	–	–	122,560
Traditional off-balance-sheet business	5,369	17,061	14	781	325	50	23,600
Derivatives business in investment portfolio	–	3,699	–	6,681	–	–	10,380
Risk-weighted assets, total	**111,102**	**27,025**	**14**	**18,024**	**325**	**50**	**156,540**

Risk-weighted market-risk position multiplied by 12.5	3,650
Total items to be risk-weighted	160,190
Eligible own funds	19,662
Core capital ratio (excluding market-risk position)	7.5
Core capital ratio (including market-risk position)	7.3
Own funds ratio (including market-risk position)	12.3

(28) Liquidity ratio

The liquidity ratio of Commerzbank AG pursuant to Principle II was 1.12 at end-December (31.12.2002: 1.13). This was 12% higher than the minimum level of 1.00. The surplus liquidity in accordance with Principle II in the time band with a remaining lifetime of one month amounted to €14.6bn (31.12.2002: €14.8bn).

(29) Off-balance-sheet commitments

	31.12.2003 € m	31.12.2002 € m
Contingent liabilities	26,404	29,057
from rediscounted bills of exchange credited to borrowers	3	4
from guarantees and indemnity agreements	26,401	29,053
Irrevocable lending commitments	39,136	45,979
Other commitments	28	27

Provisioning for off-balance-sheet commitments has been deducted from the respective items.

(30) Derivative transactions

Derivative transactions (investment and trading books) involved the following nominal amounts and fair values:

31.12.2003	Nominal amount, by remaining lifetime			Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	positive	negative
Foreign currency-based forward transactions	326,289	106,675	55,896	11,078	12,598
Interest-based forward transactions	1,185,772	1,006,813	800,339	46,455	47,539
Other forward transactions	52,437	120,171	11,730	4,479	4,420
Total	**1,564,498**	**1,233,659**	**867,965**	**62,012**	**64,557**
of which: traded on a stock exchange	*194,644*	*11,367*	*8,666*		

31.12.2002	Nominal amount, by remaining lifetime			Fair values	
€ m	less than one year	more than one year, but under five years	more than five years	positive	negative
Foreign currency-based forward transactions	399,424	96,528	38,591	10,633	12,296
Interest-based forward transactions	1,487,990	955,758	768,265	61,276	63,158
Other forward transactions	50,447	57,613	58,440	7,339	5,349
Total	**1,937,861**	**1,109,899**	**865,296**	**79,248**	**80,803**
of which: traded on a stock exchange	*176,689*	*20,285*	*6,064*		

(31) Market risk arising from trading activities

The market risk arising from trading activities shows the values-at-risk in accordance with Principle I (99% confidence interval, 10-day holding period) of the Commerzbank Group and also of its individual business lines, calculated using Commerzbank's internal market-risk model. For calculating and managing market risk, historical simulation is used as the value-at-risk model.

Portfolio	**31.12.2003**	**31.12.2002**
	€ m	€ m
Commerzbank Group	**66.8**	**49.3**
Securities	57.7	50.8
Treasury	16.8	29.1

(32) Fair value of financial instruments

	Fair value		Book value		Difference	
€ bn	**31.12.2003**	**31.12.2002**	**31.12.2003**	**31.12.2002**	**31.12.2003**	**31.12.2002**
Assets						
Cash reserve	7.4	8.5	7.4	8.5	–	–
Claims on banks	51.7	54.3	51.7	54.3	–	–
Claims on customers	140.4	150.6	138.4	148.5	2.0	2.1
Hedging instruments	2.6	3.1	2.6	3.1	–	–
Assets held for dealing purposes	87.6	117.2	87.6	117.2	–	–
Investments and securities portfolio	87.9	84.6	87.9	84.6	–	–
Liabilities						
Liabilities to banks	95.2	115.1	95.2	115.0	–	0.1
Liabilities to customers	100.1	95.9	100.0	95.7	0.1	0.2
Securitized liabilities	84.4	93.0	84.0	92.7	0.4	0.3
Hedging instruments	5.9	5.7	5.9	5.7	–	–
Liabilities from dealing activities	67.0	83.2	67.0	83.2	–	–
Subordinated capital	8.3	9.2	8.4	9.2	–0.1	–

In net terms, the difference between the book value and fair value, which can be seen as a hidden reserve, amounted for all items to €1.6bn as of December 31, 2003 (31.12.2002: €1.5bn). For covering these items, cash flow hedges are used for the most part. As of December 31, 2003, the measurement of cash flow hedges yielded a figure of –€1.2bn (previous year: –€1.2bn). As of both December 31, 2003 and December 31, 2002, the hidden reserves in interest-bearing assets and liabilities exceeded the negative valuation of the cash flow hedges.

Boards of Commerzbank Aktiengesellschaft

Supervisory Board

Dr. Walter Seipp
Honorary Chairman

Dr. h.c. Martin Kohlhaussen
Chairman

Uwe Tschäge*)
Deputy Chairman

Hans-Hermann Altenschmidt*)

Dott. Sergio Balbinot

Herbert Bludau-Hoffmann*)

Astrid Evers*)

Uwe Foullong

Daniel Hampel*)

Dr.-Ing. Otto Happel

Dr. jur. Heiner Hasford*)

Sonja Kasischke*)

Wolfgang Kirsch*)

Werner Malkhoff*)

Klaus Müller-Gebel

Dr. Sabine Reiner*)

Dr. Erhard Schipporeit

Prof. Dr.-Ing. Ekkehard Schulz

Prof. Dr. Jürgen F. Strube

Dr. Klaus Sturany

Dr.-Ing. E.h. Heinrich Weiss

The following members left the Supervisory Board on May 30, 2003, when their period of office ended:

Hans-Georg Jurkat
Deputy Chairman

Heinz-Werner Busch

Oswald Danzer

Detlef Kayser

Dieter Klinger

Dr. Torsten Locher

Mark Roach

Werner Schönfeld

Alfred Seum

Hermann Josef Strenger

*) *since May 30, 2003*

Board of Managing Directors

Klaus-Peter Müller
Chairman

Martin Blessing

Mehmet Dalman

Wolfgang Hartmann

Andreas de Maizière

Klaus M. Patig

Dr. Axel Frhr. v. Ruedorffer
until May 30, 2003

Nicholas Teller
since April 1, 2003

Commerzbank AG
Head office
Kaiserplatz, Frankfurt am Main
Postal address: 60261 Frankfurt
Telephone (+49 69) 136-20 · Fax (+49 69) 28 53 89
e-mail: info@commerzbank.com
Internet: www.commerzbank.com

Investor Relations
Jürgen Ackermann · Dr. Ingolf Hegner · Simone Nuxoll
Telephone (+49 69) 136-2 22 55 · Fax (+49 69) 136-2 94 92
e-mail: ir@commerzbank.com

Legal domicile of the bank: Frankfurt am Main (HRB 32000)
726 branches in Germany

Major group companies and holdings

In Germany
CBG Commerz Beteiligungsgesellschaft Holding mbH, Bad Homburg v.d.H.
comdirect bank AG, Quickborn
COMINVEST Asset Management GmbH, Frankfurt am Main
Commerz Grundbesitzgesellschaft mbH, Wiesbaden
CommerzLeasing und Immobilien AG, Düsseldorf
Commerz Business Consulting AG, Frankfurt am Main
Hypothekenbank in Essen AG, Essen
Deutsche Schiffsbank AG, Bremen/Hamburg
EUROHYPO AG, Frankfurt am Main

Abroad
ADIG-Investment Luxemburg S.A., Luxembourg
BRE Bank SA, Warsaw
Caisse Centrale de Réescompte, S.A., Paris
Commerzbank (Budapest) Rt., Budapest
Commerzbank Capital Markets Corporation, New York
Commerzbank Capital Markets (Eastern Europe) a.s., Prague
Commerzbank (Eurasija) SAO, Moscow
Commerzbank Europe (Ireland), Dublin
Commerzbank International S.A., Luxembourg
Commerzbank (Nederland) N.V., Amsterdam
Commerzbank (South East Asia) Ltd., Singapore
Commerzbank (Switzerland) Ltd, Zurich/Geneva
Commerz (East Asia) Ltd., Hong Kong
Commerz Futures, LLC, Chicago
Commerz Securities (Japan) Co. Ltd., Hong Kong/Tokyo
Erste Europäische Pfandbrief- und Kommunalkreditbank AG, Luxembourg
Jupiter International Group plc, London
P. T. Bank Finconesia, Jakarta
Banque Marocaine du Commerce Extérieur, S.A., Casablanca
Korea Exchange Bank, Seoul
Unibanco – União de Bancos Brasileiros S.A., São Paulo

Foreign branches
Antwerp · Atlanta (agency) · Barcelona · Bratislava · Brno (office) · Brussels · Chicago · Grand Cayman · Hong Kong · Johannesburg · Labuan · London · Los Angeles · Madrid · Milan · New York · Paris · Prague · Shanghai · Singapore · Tokyo

Representative offices
Almaty · Bahrain · Bangkok · Beijing · Beirut · Brussels · Bucharest · Buenos Aires · Cairo · Caracas · Copenhagen · Istanbul · Jakarta · Kiev · Mexico City · Minsk · Moscow · Mumbai · Novosibirsk · São Paulo · Seoul · Taipei · Tashkent · Tehran · Zagreb

04 FEB 23 AM 7:21

Commerzbank Conference Call



Dr. Eric Strutz
CFO

Frankfurt
February 18, 2004

/ ideas ahead / COMMERZBANK

Our targets at the beginning of the year 2003

▪ A positive operating result in 2003	✓	€559m
▪ Reduction of provisioning to less than €1.2bn	✓	€1.084m
▪ Cutting of operating expenses to less than €5bn	✓	€4.511m
▪ A Tier I-ratio of 7%	✓	7.3%

We kept our promise in 2003,
in some cases we even overdelivered!

Tier I ratio above target level


RWA, in € bn
Tier I Ratio, in %
Target
7%
6.0
5.9
6.7
7.3
7.4
7.7
7.8
7.3
204
199
178
160
155
150
149
141
31 Mar
30 Jun
30 Sep
31 Dec
31 Mar
30 Jun
30 Sep
31 Dec
2002
2003

Substantial positive swing in revaluation reserve

Revaluation reserve up by 90% in Q4 2003


307
-640
-1,282
-769
-1,100
-258
-618
pre-
revaluation
650
post-
revaluation
1,240
approx. 40%
bonds
approx. 60%
equities
03/02
06/02
09/02
12/02
03/03
06/03
09/03
09/03
12/03

Valuation adjustments as of 30.9.2003 — Amount of valuation adjustment

Participations portfolio:
industrial and financial participations

Eurohypo + Asset Management units (mainly Jupiter) and other miscellaneous items

Total adjustment


approx.
€1.3bn
approx.
€1.0bn
approx.
€2.3bn

After allowance for special effects, net interest income down only slightly

Effects

- Net interest income per 2003 only 3.3% down on previous year after adjustment for Rheinhyp
- Net interest income of core business lines Retail Banking and Corporate Customers and Institutions stable in Q4 as well
- Net interest income of Group Treasury, Mortgage Banks and Others and Consolidation volatile

Marked improvement in interest income can be expected in the future, thanks to
- further systematic realization of wider margins
- greater lending as economy picks up, and
- easing of interest burden due to revaluation of portfolio

Net interest income before provisioning



678
705
746
662
663
4Q02
1Q03
2Q03
3Q03
4Q03
-11.4%
3,133
2,776
Adjusted for Rheinhyp
-3.3%
2,871
2,776
2002
2003

Provisioning fell to €1.085m in 2003

Quarterly loan-loss provisions, in € m


254
308
436
323
252
303
273
256
1,321
1,084
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
2002
2003

Commission income

Quarterly commission income, in € m


575
554
501
490
520
516
509
591
2,120
2,136
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
2002
2003

Trading result

Quarterly trading result, in € m


313
104
36
91
231
278
107
121
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
544
737
2002
2003

Trading result of Securities' division, in € m


210
170
70
50
232
226
124
201
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
500
783
2002
2003

Cost-cutting initiative successfully implemented



2000-2003
Operating expenses in € m
Employees
1,197
1,272
1,383
1,623
1,430
1,479
1,459
1,487
1,398
1,308
1,229
1,220
1,179
1,141
1,078
1,113
35,325
35,618
36,382
39,044
39,463
40,067
40,391
39,481
38,565
38,017
37,176
36,566
35,384
33,850
33,327
32,377
Σ €5.5bn
Σ€5.9bn
Σ €5.2bn
Σ €4.5bn
Q I Q II Q III Q IV Q I Q II Q III Q IV Q I Q II Q III Q IV Q I Q II Q III Q IV
2000
2001
2002
2003



Full-time staff reduction above target
Σ 3,416
690
target
2,721
646
1,189
891
Reduction 1Q03
Reduction 2Q03
Reduction 3Q03
Reduction 4Q03
2003

Results of Commerzbank

Quarterly operating result, in € m


181
54
-75
32
172
194
101
92
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
192
559
2002
2003

Quarterly operating result before tax, in € m


153
25
-133
-417
38
164
-2253
71
1Q 02
2Q 02
3Q 02
4Q 02
1Q 03
2Q 03
3Q 03
4Q 03
2002
2003
-372
-1980*

in € m	2002	2003
Pre-tax profit	-372	-1,980
Taxes on income	-103	249
After-tax profit	-269	-2,229
Loss attributable to minority interests	-29	-91
Net loss for the year	-298	-2,320

Earnings per share, in €	2002	2003
Net profit	-0.56	-4.26 / 0.93**

* incl. revaluation; ** excl. revaluation

Strong profit increase in Commerzbank's core segments

Retail banking, Asset management, Corporate customers, Securities

in € m

Income


1,479
1,327
1,144
949
Q1
Q2
Q3
Q4
2002
1,323
1,228
1,027
1,227
Q1
Q2
Q3
Q4
2003
4,899
4,805
Full year
2002
Full year
2003

Operating profit


233
149
20
-179
Q1
Q2
Q3
Q4
2002
245
226
54
181
Q1
Q2
Q3
Q4
2003
223
706
Full year
2002
Full year
2003

Retail banking: quarterly results confirm sustainability of turnaround

Comments

Operative improvement of 387% in 2003
- increase of more than €200m
- despite normal seasonal weakness, operative result in Q4 held at Q3 level of €70m

Net interest income
- decline in lending could not be fully offset by wider margin
- margin in deposit-taking declined due to lower interest-rate level

Net commission income
- pricing offensive and campaign to activate customers under "Play-to-win"

Distinct improvement in earnings figures
- return on equity 14.3%
- cost/income ratio 79.2%

Market position
- customer base expanded for first time in years
- external growth sought through acquisitions

Target 2004
- we want to earn our medium-term cost of capital (15% before tax)

€ m	2002	2003	Change
Net interest before provisioning	1,156	1,075	-7%
Provision for possible loan losses	-150	-159	+6%
Net interest income after provisioning	1,006	916	-9%
Net commission income	809	911	+13%
Net result on hedge accounting	-	-	-
Trading profit	-	4	-
Net result on investments and securities portfolio	1	5	-
Income before other operating result	**1,816**	**1,836**	+1%
Other operating result	24	13	-
Income	**1,840**	**1,849**	+0%
Operating expenses	**1,787**	**1,591**	-11%
Operating profit	**53**	**258**	+387%
Operative return on equity	3.2%	14.3%	
Cost/income ratio in operative business	89.8%	79.2%	


DAX (indexed)
Net commission income
10 0
80
60
40
20
0
300
250
200
150
100
50
0 € m
1Q 2002
2Q 2002
3Q 2002
4Q 2002
1Q 2003
2Q 2003
3Q 2003
4Q 2003

Retail banking

in € m


Income
489
463
427
461
Q1
Q2
Q3
Q4
2002
463
477
450
459
Q1
Q2
Q3
Q4
2003
1,840
1,849
Full year
2002
Full year
2003


Operating profit
4
9
3
37
Q1
Q2
Q3
Q4
2002
33
84
71
70
Q1
Q2
Q3
Q4
2003
53
258
Full year
2002
Full year
2003

Asset Management: consolidation clearly successful

Comments

Operative improvement in earnigns:
- from €13m 2002 to €90m in 2003
- operative ROE of 14.1%

Concentration on core activities
- focus on geographical regions Europe and Germany

Net commission income
- distinct surge in operating profit in Q4
  - management fees higher due to larger portfolio volume and switch to higher-margin funds
  - sizeable performance fees recognized in Q4

Operating expenses
- despite extra non-recurring expenses in Q4, our cost-cutting programmes are showing sustained impact. Costs in year as a whole: -€136m

Outlook for 2004
- now that loss-making foreign units have been sold, concentration on expanding assets under management and raising earnings. Goodwill amortization will decline.

€ m	2002	2003	Change
Net interest before provisioning	-19	-17	
Provision for possible loan losses	-	-	-
Net interest income after provisioning	-19	-17	
Net commission income	508	436	-14%
Net result on hedge accounting	-	1	-
Trading profit	-6	12	-
Net result on investments andsecurities portfolio	-6	12	-
Income before other operating result	**477**	**444**	**-7%**
Other operating result	17	-9	-
Income	**494**	**435**	**-12%**
Operating expenses	**481**	**345**	**-28%**
Operating profit	**13**	**90**	+592%
Operative return on equity	1.6%	14.1%	
Cost/income ratio in operative business	97.4%	79.3%	


DAX (indexed)
Net commission income
100
80
60
40
20
0
160
140
120
100
80
60
40
20
0
€ m
1Q 2002
2Q 2002
3Q 2002
4Q 2002
1Q 2003
2Q 2003
3Q 2003
4Q 2003

Asset management

in € m


Income
152
154
103
85
104
100
107
124
494
435
Q1
Q2
Q3
Q4
2002
Q1
Q2
Q3
Q4
2003
Full year
2002
Full year
2003


Operating profit
17
31
-17
-18
15
16
42
17
13
90
Q1
Q2
Q3
Q4
2002
Q1
Q2
Q3
Q4
2003
Full year
2002
Full year
2003

Corporate Customers and Institutions: "Move to the top"-programme being implemented

Comments

Result:
- dip in earnigs has been overcome
- operating profit of €9m in Q4
- €100m improvement in profit from Q3 to Q4

Net interest income:
- total lending lower due to active portfolio clean-up, weak economic performance and currency fluctuations
- wider lending margins more than offset in interest income by lower EONIA

Provisioning:
- reliable early-warning systems made strong reduction possible in 2003

Net commission income:
- best Q4 result in past three years
- our efforts to expand off-balance-sheet business are bearing fruit

Move to the Top:
- *Mittelstandsoffensive* to increase market share
- *Wertoffensive* to achieve a return of over 10% for both larger corporates and multinationals within 12 months
- Corporate business will play key role in raising Commerzbank Group's profit in 2004

€ m	2002	2003	Change
Net interest before provisioning	2,011	1,596	-21%
Provision for possible loan losses	-1,068	-885	-17%
Net interest income after provisioning	943	711	-25%
Net commission income	606	726	+20%
Net result on hedge accounting	-3	-	-
Trading profit	120	30	-75%
Net result on investments andsecurities portfolio	-15	55	-
Income before other operating result	**1,651**	**1,522**	**-8%**
Other operating result	93	64	-
Income	**1,744**	**1,586**	**-9%**
Operating expenses	**1,291**	**1,231**	**-5%**
Operating profit	**453**	**355**	**-22%**
Operative return on equity	8.5%	6.9%	
Cost/income ratio in operative business	45.9%	49.8%	



EONIA (day money)
Net commission income
4%
3%
2%
1%
0%
600
500
400
300
200
100
0 € m
1Q 2002
2Q 2002
3Q 2002
4Q 2002
1Q 2003
2Q 2003
3Q 2003
4Q 2003

Corporate customers and institutions

in € m

Income



554
467
418
305
Q1
Q2
Q3
Q4
2002
469
397
308
412
Q1
Q2
Q3
Q4
2003
1,744
1,586
Full year
2002
Full year
2003

Operating profit



197
152
120
-16
Q1
Q2
Q3
Q4
2002
152
109
-3
97
Q1
Q2
Q3
Q4
2003
453
355
Full year
2002
Full year
2003

Corporate banking in Germany

Margins and interest income in 2003 compared with 2002



Lending
Margin
Volume
+11.1%
-8.3%
Interest income
+1.0%
Deposit-taking
Margin
Volume
-34.2%
+6.1%
Interest income
-17,7%
Impact on net interest income
-2,6%

Domestic corporate customers

margin as % of overall customers' deposits



1.20
1.00
0.80
0.60
0.40
0.20
1Q01
3Q01
1Q02
3Q02
1Q03
3Q03
2004

EONIA

overnight rate in % p.a.



6.00
5.00
4.00
3.00
2.00
1.00
0.00
1Q01
3Q01
1Q02
3Q02
1Q03
3Q03
2004

Domestic corporate customers

margin as % of overall lending (incl. loan commissions)



1.70
1.50
1.30
1.10
0.90
1Q01
3Q01
1Q02
3Q02
1Q03
3Q03
2004

Securities: turnaround achieved in year as a whole

Comments

Turnaround achieved:
- Securities registers positive operating profit
- earnings 14% higher

Trading profit:
- all quarters well above year-ago levels
- equity-business strengths reinforced by market recovery

Operating expenses:
- rescaling of activities, esp. reduction of personnel, produced marked decline

2004:

Due to its good market position in German corporate business, capital-structuring business is growth market for us.

Renaissance of IPO and M&A business together with support from market side make us confident that we can maintain turnaround.

January got off to promising start.

€ m	2002	2003	Change
Net interest before provisioning	95	62	-35%
Provision for possible loan losses	-	-	-
Net interest income after provisioning	95	62	-35%
Net commission income	229	96	-58%
Net result on hedge accounting	-	-	-
Trading profit	500	783	+57%
Net result on investments and securities portfolio	-7	10	-
Income before other operating result	**817**	**951**	+16%
Other operating result	4	-16	-
Income	**821**	**935**	+14%
Operating expenses	**1,117**	**932**	-17%
Operating profit	**-296**	**3**	+101%
Operative return on equity	-22.7%	0.3%	
Cost/income ratio in operative business	136.1%	99.7%	



Stoxx 50 (indexed)
Trading profit
100
80
60
40
20
0
250
200
150
100
50
0 € m
1Q 2002
2Q 2002
3Q 2002
4Q 2002
1Q 2003
2Q 2003
3Q 2003
4Q 2003

Securities

in € m



Income
284
243
196
98
Q1
Q2
Q3
Q4
2002
287
254
162
232
Q1
Q2
Q3
Q4
2003
821
935
Full year
2002
Full year
2003



Operating profit
15
-43
-86
-182
Q1
Q2
Q3
Q4
2002
45
17
-56
-3
Q1
Q2
Q3
Q4
2003
-296
3
Full year
2002
Full year
2003

Operative turnaround is under way

core business operating profit, in € m


Securities
2002
2003
3
-296

✓ Improved results, but trading income volatile


Corporate Customers and Institutions
2002
2003
453
355

Operative business mainly suffering from

- lower volume and depressed margins on liability side
- deliberately risk-conscious business growth planned in 2004
- on liability side should at least come to a standstill


Asset Management
2002
2003
13
90

✓ Operative turnaround achieved


Retail Banking
2002
2003
53
258

✓ Full turnaround achieved

For more information, please contact:

Commerzbank Investor Relations

Tel. +49 (69) 136 22 33 8

ir@commerzbank.com

Commerzbank share best DAX performer in 2003

Monthly performance of DAX financials



240%
205%
170%
135%
100%
65%
30%
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Commerzbank
Deutsche Bank
HVB
DAX
Allianz
Deutsche Börse
Münchner Rück

Year-end prices compared

Share	price as of 31.12.02	price as of 31.12.03	Change
Commerzbank	7.45	15.55	108.7%
Continental	14.90	30.00	101.3%
MAN	13.15	24.00	82.5%
SAP	75.52	133.15	76.3%
Deutsche Post	10.00	16.32	63.2%
Infineon	6.99	11.02	57.7%
Siemens	40.50	63.50	56.8%
Metro	22.75	34.95	53.6%
Lufthansa	8.78	13.25	50.9%
Deutsche Bank	43.90	65.70	49.7%
ThyssenKrupp	10.65	15.66	47.0%
HVB	12.61	18.34	45.4%
Fresenius Medical Care	39.46	56.40	42.9%
DAX	2,892.63	3,965.16	37.1%
E.ON	38.45	51.74	34.6%
BMW	28.92	36.78	27.2%
VW	34.74	44.15	27.1%
RWE	24.70	31.37	27.0%
DaimlerChrysler	29.35	37.00	26.1%
BASF	36.08	44.58	23.6%
Allianz	82.03	100.08	22.0%
Linde	35.60	42.65	19.8%
Deutsche Telekom	12.25	14.51	18.4%
Deutsche Börse	38.16	43.35	13.6%
Bayer	20.45	23.22	13.5%
Adidas	82.30	90.30	9.7%
Altana	43.50	47.65	9.5%
Henkel	60.55	62.00	2.4%
TUI	16.16	16.53	2.3%
Schering	41.45	40.15	-3.1%
Münchner Rück	108.43	96.12	-11.4%

Retail banking 2003

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	2003
Net interest income	267	265	278	265	1,075
Provision for possible loan losses	-44	-44	-44	-27	-159
Net interest income after provisioning	223	221	234	238	916
Net commission income	240	227	225	219	911
Net result on hedge accounting	0	0	0	0	0
Trading profit	1	1	2	0	4
Result on investments and securities portfolio (excl. special factors)	1	2	0	2	5
Other operating result (excl. special factors)	-2	26	-11	0	13
Income	*463*	*477*	*450*	*459*	*1,849*
Operating expenses (excl. special factors)	430	393	379	389	1,591
Operating profit	**33**	**84**	**71**	**70**	**258**
Balance on expenses/income	0	0	0	0	0
Regular amortization of goodwill	0	0	0	0	0
Restructuring expenses	0	0	0	0	0
Pre-tax profit	**33**	**84**	**71**	**70**	**258**
Average equity tied up	**1,837**	**1,817**	**1,779**	**1,783**	**1,804**
Operative return on equity (%)	**7.2%**	**18.5%**	**16.0%**	**15.7%**	**14.3%**
Cost/income ratio in operating business (%)	**84.8%**	**75.4%**	**76.7%**	**80.0%**	**79.2%**
Return on equity of pre-tax profit (%)	**7.2%**	**18.5%**	**16.0%**	**15.7%**	**14.3%**

Retail banking 2002

	Q1 2002	Q2 2002	Q3 2002	Q4 2002	2002
Net interest income	284	296	290	286	1,156
Provision for possible loan losses	-33	-53	-59	-5	-150
Net interest income after provisioning	251	243	231	281	1,006
Net commission income	237	215	192	165	809
Net result on hedge accounting	0	0	0	0	0
Trading profit	0	1	-1	0	0
Result on investments and securities portfolio (excl. special factors)	0	0	1	0	1
Other operating result (excl. special factors)	1	4	4	15	24
Income	*489*	*463*	*427*	*461*	*1,840*
Operating expenses (excl. special factors)	485	454	424	424	1,787
Operating profit	**4**	**9**	**3**	**37**	**53**
Balance on expenses/income	0	0	0	0	0
Regular amortization of goodwill	0	0	0	0	0
Restructuring expenses	0	0	32	65	97
Pre-tax profit	**4**	**9**	**-29**	**-28**	**-44**
Average equity tied up	**1,693**	**1,685**	**1,602**	**1,596**	**1,644**
Operative return on equity (%)	**0.9%**	**2.1%**	**0.7%**	**9.3%**	**3.2%**
Cost/income ratio in operating business (%)	**92.9%**	**88.0%**	**87.2%**	**91.0%**	**89.8%**
Return on equity of pre-tax profit (%)	**0.9%**	**2.1%**	**-7.2%**	**-7.0%**	**-2.7%**

Asset management 2003

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	2003
Net interest income	-3	-2	-10	-2	-17
Provision for possible loan losses	0	0	0	0	0
Net interest income after provisioning	-3	-2	-10	-2	-17
Net commission income	91	93	107	145	436
Net result on hedge accounting	2	-1	0	0	1
Trading profit	3	4	3	2	12
Result on investments and securities portfolio (excl. special factors)	9	3	5	-5	12
Other operating result (excl. special factors)	2	3	2	-16	-9
Income	*104*	*100*	*107*	*124*	*435*
Operating expenses (excl. special factors)	89	84	65	107	345
Operating profit	**15**	**16**	**42**	**17**	**90**
Balance on expenses/income	0	0	0	0	0
Regular amortization of goodwill	21	21	21	14	77
Restructuring expenses	8	0	0	0	8
Pre-tax profit	**-14**	**-5**	**21**	**3**	**5**
Average equity tied up	**680**	**656**	**644**	**576**	**639**
Operative return on equity (%)	**8.8%**	**9.8%**	**26.1%**	**11.8%**	**14.1%**
Cost/income ratio in operating business (%)	**85.6%**	**84.0%**	**60.7%**	**86.3%**	**79.3%**
Return on equity of pre-tax profit (%)	**-8.2%**	**-3.0%**	**13.0%**	**2.1%**	**0.8%**

Asset management 2002

	Q1 2002	Q2 2002	Q3 2002	Q4 2002	2002
Net interest income	2	-9	-1	-11	-19
Provision for possible loan losses	0	0	0	0	0
Net interest income after provisioning	2	-9	-1	-11	-19
Net commission income	144	141	118	105	508
Net result on hedge accounting	0	1	-1	0	0
Trading profit	3	-6	-9	6	-6
Result on investments and securities portfolio (excl. special factors)	3	19	-9	-19	-6
Other operating result (excl. special factors)	0	8	5	4	17
Income	*152*	*154*	*103*	*85*	*494*
Operating expenses (excl. special factors)	135	123	120	103	481
Operating profit	**17**	**31**	**-17**	**-18**	**13**
Balance on expenses/income		0	0	247	247
Regular amortization of goodwill	25	26	24	11	86
Restructuring expenses		0	0	10	10
Pre-tax profit	**-8**	**5**	**-41**	**-286**	**-330**
Average equity tied up	**872**	**832**	**783**	**709**	**799**
Operative return on equity (%)	**7.8%**	**14.9%**	**-8.7%**	**-10.2%**	**1.6%**
Cost/income ratio in operating business (%)	**88.8%**	**79.9%**	**116.5%**	**121.2%**	**97.4%**
Return on equity of pre-tax profit (%)	**-3.7%**	**2.4%**	**-20.9%**	**-161.4%**	**-41.3%**

Corporate customers and institutions 2003

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	2003
Net interest income	426	395	386	389	1,596
Provision for possible loan losses	-205	-256	-219	-205	-885
Net interest income after provisioning	221	139	167	184	711
Net commission income	172	181	167	206	726
Net result on hedge accounting	0	1	-1	0	0
Trading profit	6	47	-20	-3	30
Result on investments and securities portfolio (excl. special factors)	41	24	-23	13	55
Other operating result (excl. special factors)	29	5	18	12	64
Income	*469*	*397*	*308*	*412*	*1,586*
Operating expenses (excl. special factors)	317	288	311	315	1,231
Operating profit	**152**	**109**	**-3**	**97**	**355**
Balance on expenses/income	0	0	0	0	0
Regular amortization of goodwill	2	2	2	3	9
Restructuring expenses	25	0	0	0	25
Pre-tax profit	**125**	**107**	**-5**	**94**	**321**
Average equity tied up	**5,417**	**5,183**	**5,054**	**4,962**	**5,154**
Operative return on equity (%)	**11.2%**	**8.4%**	**-0.2%**	**7.8%**	**6.9%**
Cost/income ratio in operating business (%)	**47.0%**	**44.1%**	**59.0%**	**51.1%**	**49.8%**
Return on equity of pre-tax profit (%)	**9.2%**	**8.3%**	**-0.4%**	**7.6%**	**6.2%**

Corporate customers and institutions 2002

	Q1 2002	Q2 2002	Q3 2002	Q4 2002	2002
Net interest income	511	512	503	485	2,011
Provision for possible loan losses	-203	-230	-330	-305	-1,068
Net interest income after provisioning	308	282	173	180	943
Net commission income	159	152	139	156	606
Net result on hedge accounting	0	-3	1	-1	-3
Trading profit	58	1	10	51	120
Result on investments and securities portfolio (excl. special factors)	0	11	23	-49	-15
Other operating result (excl. special factors)	29	24	72	-32	93
Income	*554*	*467*	*418*	*305*	*1,744*
Operating expenses (excl. special factors)	357	315	298	321	1,291
Operating profit	**197**	**152**	**120**	**-16**	**453**
Balance on expenses/income	0	0	0	0	0
Regular amortization of goodwill	2	1	1	1	5
Restructuring expenses	0	0	0	8	8
Pre-tax profit	**195**	**151**	**119**	**-25**	**440**
Average equity tied up	**5,738**	**5,380**	**5,334**	**4,904**	**5,339**
Operative return on equity (%)	**13.7%**	**11.3%**	**9.0%**	**-1.3%**	**8.5%**
Cost/income ratio in operating business (%)	**47.2%**	**45.2%**	**39.8%**	**52.6%**	**45.9%**
Return on equity of pre-tax profit (%)	**13.6%**	**11.2%**	**8.9%**	**-2.0%**	**8.2%**

Securities 2003

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	2003
Net interest income	17	17	13	15	62
Provision for possible loan losses	0	0	0	0	0
Net interest income after provisioning	17	17	13	15	62
Net commission income	36	18	20	22	96
Net result on hedge accounting	0	0	0	0	0
Trading profit	232	226	124	201	783
Result on investments and securities portfolio (excl. special factors)	1	0	4	5	10
Other operating result (excl. special factors)	1	-7	1	-11	-16
Income	*287*	*254*	*162*	*232*	*935*
Operating expenses (excl. special factors)	242	237	218	235	932
Operating profit	**45**	**17**	**-56**	**-3**	**3**
Balance on expenses/income	0	0	0	0	0
Regular amortization of goodwill	0	0	0	1	1
Restructuring expenses	34	0	0	0	34
Pre-tax profit	**11**	**17**	**-56**	**-4**	**-32**
Average equity tied up	**1,063**	**979**	**979**	**959**	**995**
Operative return on equity (%)	**16.9%**	**6.9%**	**-22.9%**	**-1.3%**	**0.3%**
Cost/income ratio in operating business (%)	**84.3%**	**93.3%**	**134.6%**	**101.3%**	**99.7%**
Return on equity of pre-tax profit (%)	**4.1%**	**6.9%**	**-22.9%**	**-1.7%**	**-3.2%**

Securities 2002

	Q1 2002	Q2 2002	Q3 2002	Q4 2002	2002
Net interest income	21	26	34	14	95
Provision for possible loan losses	0	0	0	0	0
Net interest income after provisioning	21	26	34	14	95
Net commission income	50	47	91	41	229
Net result on hedge accounting	0	0	0	0	0
Trading profit	210	170	70	50	500
Result on investments and securities portfolio (excl. special factors)	1	0	0	-8	-7
Other operating result (excl. special factors)	2	0	1	1	4
Income	*284*	*243*	*196*	*98*	*821*
Operating expenses (excl. special factors)	269	286	282	280	1,117
Operating profit	**15**	**-43**	**-86**	**-182**	**-296**
Balance on expenses/income	0	0	0	0	0
Regular amortization of goodwill	0	0	0	0	0
Restructuring expenses	0	0	0	52	52
Pre-tax profit	**15**	**-43**	**-86**	**-234**	**-348**
Average equity tied up	**1,331**	**1,283**	**1,292**	**1,302**	**1,302**
Operative return on equity (%)	**4.5%**	**-13.4%**	**-26.6%**	**-55.9%**	**-22.7%**
Cost/income ratio in operating business (%)	**94.7%**	**117.7%**	**143.9%**	**285.7%**	**136.1%**
Return on equity of pre-tax profit (%)	**4.5%**	**-13.4%**	**-26.6%**	**-71.9%**	**-26.7%**

Group Treasury 2003

	Q1 2003	Q2 2003	Q3 2003	Q4 2003	2003
Net interest income	109	61	55	13	238
Provision for possible loan losses	0	0	0	0	0
Net interest income after provisioning	109	61	55	13	238
Net commission income	0	0	-1	0	-1
Net result on hedge accounting	3	-1	-1	-5	-1
Trading profit	-17	-12	30	7	8
Result on investments and securities portfolio (excl. special factors)	35	3	-2	-4	32
Other operating result (excl. special factors)	0	0	0	0	0
Income	*130*	*51*	*81*	*14*	*276*
Operating expenses (excl. special factors)	13	22	13	8	56
Operating profit	**117**	**29**	**68**	**6**	**220**
Balance on expenses/income	0	0	0	0	0
Regular amortization of goodwill	0	0	0	0	0
Restructuring expenses	0	0	0	0	0
Pre-tax profit	**117**	**29**	**68**	**6**	**220**
Average equity tied up	**139**	**93**	**89**	**111**	**108**
Operative return on equity (%)	**336.7%**	**124.7%**	**305.6%**	**10.8%**	**203.7%**
Cost/income ratio in operating business (%)	**10.0%**	**43.1%**	**16.0%**	**72.7%**	**20.3%**
Return on equity of pre-tax profit (%)	**336.7%**	**124.7%**	**305.6%**	**10.8%**	**203.7%**

Group Treasury 2002

	Q1 2002	Q2 2002	Q3 2002	Q4 2002	2002
Net interest income	58	35	64	57	214
Provision for possible loan losses	0	0	0	0	0
Net interest income after provisioning	58	35	64	57	214
Net commission income	-1	3	-1	-1	0
Net result on hedge accounting	13	21	-9	1	26
Trading profit	-16	-25	38	-22	-25
Result on investments and securities portfolio (excl. special factors)	0	-8	32	0	24
Other operating result (excl. special factors)	0	-1	1	0	0
Income	*54*	*25*	*125*	*35*	*239*
Operating expenses (excl. special factors)	21	20	15	14	70
Operating profit	**33**	**5**	**110**	**21**	**169**
Balance on expenses/income	0	0	0	0	0
Regular amortization of goodwill	0	0	0	0	0
Restructuring expenses	0	0	0	0	0
Pre-tax profit	**33**	**5**	**110**	**21**	**169**
Average equity tied up	**196**	**166**	**175**	**135**	**168**
Operative return on equity (%)	**67.3%**	**12.0%**	**251.4%**	**62.2%**	**100.6%**
Cost/income ratio in operating business (%)	**38.9%**	**80.0%**	**12.0%**	**40.0%**	**29.3%**
Return on equity of pre-tax profit (%)	**67.3%**	**12.0%**	**251.4%**	**62.2%**	**100.6%**

Major disposals of participations in 2003


Erste Bank
(market placement)
Deutsche Börse
(market placement)
Unibanco
marketability achieved through partial sale (global offering)
comdirect
free float increased through partial sale (accel. bookbuilding)
Quarters 2003
I
II
III
IV
Crédit Agricole
(accel. bookbuilding)
Buderus
sold to Bosch
KEB
partially sold to Lone Star
T-Online
sold to Telekom